Exhibit 99.2

SR Telecom’s Management Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. (“SR Telecom” or “the Corporation”) for the second quarter and the six months ended June 30, 2005. The discussion may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this quarterly release, which includes this management discussion and analysis (“MD&A”) describes the Corporation’s expectations on August 10, 2005. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom’s December 31, 2004 annual MD&A, annual audited consolidated financial statements and the unaudited interim June 30, 2005 second quarter financial statements.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Recent Developments

•
On July 21, 2005, SR Telecom launched its previously announced offer to exchange its outstanding $71.0 million 8.15% unsecured debentures (“debentures”) due August 31, 2005 and related accrued interest of approximately $3.5 million into new 10% Convertible Redeemable Secured Debentures (“convertible debentures”) due October 15, 2011, convertible into common shares at a rate of $0.21 per common share. The exchange offer is subject to terms and conditions set forth in a private offering memorandum sent to the debenture holders. The Corporation has entered into lock-up agreements with holders of approximately $67.0 million in principal amount or approximately 95% of the outstanding 8.15% debentures. The debenture exchange is expected to close on August 22, 2005.

•
On July 21, 2005, SR Telecom announced the resignation of Pierre St-Arnaud as the Corporation’s President and Chief Executive Officer. Mr. St-Arnaud will continue to sit on the Corporation’s Board of Directors. Mr. William Aziz, the Corporation’s Chief Restructuring Officer, will assume the role of CEO on an interim basis.

•
On June 22, 2005, SR Telecom announced that it is collaborating with Analog Devices Inc. (“ADI”), a global leader in high-performance semiconductors for signal processing applications, for the development of its 802.16 (WiMAX) base station solutions. SR Telecom’s WiMAX base station will incorporate ADI’s TS201TigerSHARC processor for the execution of the 802.16 physical layer (“PHY”). As a result of this collaboration, the Corporation will be able to produce reliable, feature-rich and future-proof solutions for the global WiMAX market.

•
On May 24, 2005, SR Telecom announced that it has entered into definitive agreements with a group representing the required majority of its outstanding 8.15% debentures (the “debenture holders”) regarding its capitalization plan. Further, the Corporation has entered into agreements with the lenders of its Chilean subsidiary, CTR, the Inter-American Development Bank and Export Development Canada (“the CTR lenders”). The transaction highlights include the following:

m
The Corporation has closed an operating credit facility of $50 million (US$39.6 million) with certain of the debenture holders. The credit facility shall be revolving until October 1, 2006, followed by a non-revolving term period that shall extend until October 2, 2011. As the facility becomes available to the Corporation, it will be used to fund working capital requirements, subject to agreed budgets, and will be secured by the available assets of SR Telecom.

m
The CTR lenders agreed to restructure the terms of the loans to CTR and postpone maturity for three years, until May 17, 2008. As part of the agreement, SR Telecom has guaranteed the performance of the obligations of CTR to the CTR lenders up to an amount of US$12.0 million.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

m
The 8.15% debentures will be restructured into new convertible debt and equity, following which the current debenture holders will own approximately 95% of the Corporation’s equity on a fully-diluted basis. The new 10% convertible debentures will be converted into common shares at a rate of approximately $0.21 per common share. It is contemplated that $10.0 million of the 8.15% debentures will be converted into approximately 46,939,218 common shares.

m
SR Telecom intends to file a preliminary prospectus relating to a rights offering for up to $40.0 million of common shares to existing shareholders, following the closing of the debenture exchange. Subsequently, in July 2005 upon the issuance of the debenture exchange, the $40.0 million cap for the subscription to common shares was removed.

•
On April 22, 2005, a restricted group representing approximately 75% of the outstanding 8.15% debentures, agreed to waive compliance with certain covenants and extended the maturity and interest payment dates to the earlier of June 30, 2005 and the closing of the proposed re-capitalization plan.

•
On April 18, 2005, SR Telecom announced the intention to file a preliminary prospectus relating to rights offering to existing shareholders. Pursuant to the rights offering, the Corporation will offer to existing shareholders the right to subscribe up to $40.0 million of new common shares at a price to be determined, but no less than $0.254 per share. The funds raised from the rights offering will be used for working capital and general corporate purposes and the pro-rata redemption of the new convertible debentures and the CTR US debt at 95% of their face value.

•
On April 18, 2005, SR Telecom announced that it has engaged Mr. William Aziz, Managing Partner of Blue Tree Advisors, as Chief Restructuring Officer on a contract basis to assist in identifying and implementing strategies to capitalize on opportunities for the enhancement of operating performance.

•
On April 4, 2005, SR Telecom announced that it has received purchase orders valued at approximately $11.0 million from Siemens for the ongoing Telefonica TRAC initiative. Telefonica, a leading international communications operator, originally selected SR Telecom’s angel over a number of competing technologies for an extensive multi-service Broadband Fixed Wireless Access (BFWA) network. The new orders are for the WiMAX-ready symmetry solution, which Telefonica intends to use for the rest of the TRAC deployment. Deliveries have commenced.

Critical Accounting Policies and Estimates

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time. Refer to SR Telecom’s annual MD&A for discussions of such critical accounting policies and estimates.

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders, attaining a satisfactory sales level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully conclude on such matters.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis is not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

During the second quarter ended June 30, 2005, the following transactions and other actions, aimed at addressing the uncertainties described above, occurred:

•
On July 21, 2005, SR Telecom launched its previously announced offer to exchange its outstanding $71.0 million 8.15% debentures due August 31, 2005 and all accrued interest of approximately $3.5 million thereon into new 10% Convertible Redeemable Secured Debentures due October 15, convertible into common shares at a rate of $0.21 per common share. The exchange offer is subject to terms and conditions set forth in a private offering memorandum and consent solicitation

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

statement sent to holders of 8.15% debentures. The Corporation has entered into lock-up agreements with holders of approximately $67.0 million in principal amount or 95% of the outstanding 8.15% debentures. The exchange offer is expected to close on August 22, 2005.

•
The Corporation amended its agreement with the CTR lenders, pursuant to which, the repayment terms of loans in the amount of $36.2 million (US $29.5 million) have been rescheduled and the maturity extended to May 17, 2008.

•
On May 19, 2005, the Corporation entered into a Credit Agreement providing for a credit facility of up to $50.0 million (US $39.6 million) with a syndicate of lenders comprised of the 8.15% debenture holders, of which $12.1 million (US$9.85 million) had been drawn as at June 30, 2005.

•	The Corporation, during the second quarter ended June 30, 2005 continued its restructuring activities to reduce costs.

Management believes that with the above actions, plans and the support of the Corporation’s current shareholders, lenders, trade creditors and its customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will result in sufficient funds to continue as a going concern.

Adoption of New Accounting Policies and Recent Developments

Non-Monetary Transactions

In June 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3831, “Non-Monetary Transactions”, which establishes the standards for the measurement and disclosure of non-monetary transactions. The requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value has unchanged from the former Section 3830. However, an asset or liability exchanged or transferred in a non-monetary transaction is measured at its carrying value when “the transaction lacks commercial substance”, which replaces the “culmination of the earnings process” criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. SR Telecom had no non-monetary transactions in the three months and the six months ended June 30, 2005.

Consolidation of Variable Interest Entities

Accounting Guideline 15, “Consolidation of Variable Interest Entities”: This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Corporation’s results from operations or financial position. SR Telecom had no variable interest entities at June 30, 2005.

Financial Instruments - Disclosure and Presentation

The Canadian Institute of Chartered Accountants (“CICA”) issued revisions to section 3860 of the CICA Handbook, “Financial Instruments - Disclosure and Presentation”. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions come into effect on January 1, 2005. These recommendations did not have an impact on the results of operation or financial position of the Corporation. SR Telecom had no such financial instruments in the three months and the six months ended June 30, 2005.

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Wireless Telecommunications Products Business Segment

(in 000’s)	2005		2004				2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	12,969	12,763	20,476	31,717	31,559	21,600	38,018	22,796
Cost of revenue	9,921	9,858	16,783	20,831	18,348	13,882	19,971	13,471
Gross profit	3,048	2,905	3,693	10,886	13,211	7,718	18,047	9,325
Gross profit percentage	24%	23%	18%	34%	42%	36%	47%	41%
Operating loss	(26,484)	(11,000)	(20,759)	(10,373)	(21,283)	(13,324)	(10,441)	(13,075)
Net loss	(28,434)	(12,887)	(35,128)	(5,477)	(21,414)	(15,106)	(12,202)	(14,988)
Basic and diluted, net loss per share	(1.61)	(0.73)	(2.00)	(0.31)	(1.22)	(1.10)	(1.17)	(2.06)

Three months ended June 30, 2005 versus three months ended June 30, 2004

A summary of the results of operations expressed as a percentage of revenue for the three months ended June 30, 2005 and 2004 follows:

	Percent of Revenue
	2005	2004
Revenue	100%	100%
Cost of revenue	76%	58%
Gross profit	24%	42%
Agent commissions	3%	7%
Selling, general and administrative expenses	74%	38%
Research and development expenses, net	23%	24%
Restructuring, asset impairment and other charges	128%	40%
Total operating expenses	228%	109%
Operating loss	(204%)	(67%)
Interest expense, net	(13%)	(4%)
(Loss) gain on foreign exchange	(1%)	3%
Income tax expense	(1%)	-
Net loss	(219%)	(68%)

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows for the three months ended June 30, 2005 and 2004:

	Revenue (in thousands)		Percent of Wireless Revenue
	2005	2004	2005	2004
Europe, Middle East and Africa	4,096	14,576	31%	46%
Asia	1,906	9,354	15%	30%
Latin America	6,356	5,181	49%	16%
Other	611	2,448	5%	8%
	12,969	31,559	100%	100%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue in Europe, Middle East and Africa in dollar terms and percentage terms decreased significantly in the second quarter of 2005 to $4.1 million or 31% from $14.6 million or 46% in the second quarter of 2004. The Spanish project was well underway during the second quarter of 2004 and the Corporation continued to sell swing to a longstanding customer in Africa. These sales were not replicated in the current quarter of 2005. Revenue also decreased in Asia in dollar terms from $9.4 million to $1.9 million and decreased in percentage terms by half from 30% to 15% for the three months ended June 30, 2005 compared to the same quarter of the previous year. The decrease in revenue in Asia is largely attributable to larger sales in Thailand in 2004 relating to the SR500 deployment on the Telephone Organization of Thailand (TOT) project, which did not occur in 2005. Revenue in Latin America as a percentage of wireless revenue increased from 16% in the second quarter of 2004 to 49% in the second quarter of 2005 primarily due to the realization of the first phase of a turnkey project in Mexico with Telmex.

Revenue from customers that comprised more than 10% of wireless revenue for the three months ended June 30, 2005 is as follows:

		Revenue (in thousands)	Percent of Wireless Revenue
		2005	2005
Telefonos de Mexico, S.A. de C.V	Mexico	$5,038	39%
Siemens S.A.	Spain	$1,315	10%
Total		$6,353	49%

Revenue from customers that comprised more than 10% of wireless revenue for the three months ended June 30, 2004 is as follows:

		Revenue (in thousands)	Percent of Wireless Revenue
		2004	2004
Rural Telephone Services Company Limited	Thailand	$4,930	16%

Revenue

For the quarter ended June 30, 2005, equipment revenue decreased to $9.5 million compared to $26.1 million for the quarter ended June 30, 2004. The decrease in revenue in the second quarter of 2005 compared to the second quarter of 2004 is primarily a result of longer delays than anticipated in finalizing the credit facility, as well as the effects of reduced supplier credit and production slow-down in the beginning of the quarter. This resulted in timing issues related to the delivery of equipment and an overall decrease in sales volumes. Service revenue decreased by $1.9 million in the second quarter of 2005 to $3.5 million from $5.4 million in the second quarter of 2004. This was the result of fewer large turnkey projects under management in 2005 in comparison to 2004. Also, the service revenue realized on projects in their final stages in the second quarter of 2004, in particular the project in Africa was not replicated in 2005. The Corporation expects that revenue in the third quarter will increase significantly in comparison to the current quarter of 2005, as the refinancing is finalized, supplier credit is improved and production returned to normalized levels to deliver on contracts awarded.

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

Gross profit as a percentage of revenue decreased to 24% or $3.0 million for the three months ended June 30, 2005 from 42% or $13.2 million for the three months ended June 30, 2004. The principal drivers of the fluctuations in equipment gross profit were the level of revenue and the product and customer sales mix. Equipment gross profit in dollar terms decreased to $1.7 million in the current quarter of 2005 from $10.8 million in the second quarter of 2004. Equipment gross profit as a percentage declined to 18% in the second quarter of 2005 compared to 41% in the second quarter of 2004. The decrease in gross profit percentage is primarily due to an increase in under-absorbed overhead costs due to abnormally low production levels and delays associated with the restarting of the Corporation’s supply chain, and variations in sales mix with increased lower margin product sales. Services gross profit as a percentage decreased to 40% in the second quarter of 2005 from 45% in the second quarter of 2004. The decrease is largely attributable to the low margin realized on a service contract. The Corporation expects to see an improvement in gross profit in the third quarter of 2005 largely due to sales of higher margin products and the effect of increased factory volumes.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners.

Agent commissions as a percentage of revenue decreased to 3% or $0.4 million in the three months ended June 30, 2005 from 7% or $2.1 million in the three months ended June 30, 2004. In the second quarter of 2004, commissions related primarily to equipment sales to a major carrier in Asia. Commissions as a percentage of revenue are expected to increase in the third quarter of 2005 compared to the current quarter, as the product mix changes and improvement in sales volume.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses.

Selling, general and administrative expenses decreased by $2.5 million to $9.6 million for the three months ended June 30, 2005 compared to $12.1 million for the same period in 2004. This was primarily due to the effects of the restructuring that was implemented in 2004, including the temporary lay-off of employees in the first quarter of 2005. The Corporation continues to adopt and promote a cost efficient strategy in order to minimize costs to align with the current level of business activity. The SG&A expense to revenue ratio increased to 74% in the second quarter of 2005 compared to 38% in the second quarter of 2004 due to a lower revenue base. In the third quarter, the Corporation expects SG&A expenses to be at a similar level to what was experienced by the Corporation in the second quarter of 2005, as management does not plan to recall employees that were temporarily laid off in the beginning of the year.

Research and Development Expenses

Research and development (R&D) expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of government investment tax credits associated with these activities.

Research and development expenses on a comparable basis decreased substantially by $4.5 million to $3.0 million for the three months ended June 30, 2005 from $7.5 million for the three months ended June 30, 2004. The decrease is primarily due to the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond, Washington facility in the second and third quarters of 2004. The Corporation continues to adopt and promote a cost efficient strategy in order to minimize costs to align with the current level of business activity. The Corporation expects R&D expenses to be higher than what was experienced in the second quarter of 2005, as management has recalled some employees that were temporarily laid off in the beginning of the year, and is accelerating on certain development activities.

Restructuring, Asset Impairment and Other Charges

During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory, in the amount of $19.8 million offset by an inventory provision of $3.3 million, comprised mostly of raw materials and repair stock, was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada and in France.

On April 30, 2004, SR Telecom began a streamlining and restructuring initiative to significantly reduce its cost base in line with revenue levels. In the second quarter of 2004, restructuring charges of $12.7 million were accrued in the statement of operations. These charges were predominantly comprised of severance and termination benefits, lease charges and the write off of specific inventory and other assets. With the closure of the Corporation’s Redmond facility as well as the elimination of the research facility in France, R&D activities have been concentrated in Montreal and the focus on SR Telecom’s operations in France will be sales, customer support and projects. In total, 86 employees were terminated.

Management also decided at that time that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write off of certain inventory of $1.1 million in the second quarter of 2004. The Corporation also recorded the write off of deferred charges of $0.3 million during the same quarter.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Interest Expense

Interest expense was $1.7 million for the three months ended June 30, 2005 compared to $1.2 million for the three months ended June 30, 2004. The interest expense in the wireless segment predominantly relates to $1.4 million of interest charges on SR Telecom’s senior unsecured debentures of $71.0 million, bearing interest at 8.15%. The Corporation has also incurred additional interest costs of approximately $140,000 relating to the new credit facility that is currently in place. The interest expense in the second quarter of 2004 is offset by interest income generated from investments made with the proceeds of the public offering and private placement in February 2004. Going forward, in the third quarter of 2005, the Corporation expects interest expense to increase when the debenture exchange is finalized and as the Corporation utilizes the available credit facility.

Foreign Exchange

SR Telecom’s trade accounts receivable are primarily denominated in US dollars. The Corporation also has US dollar payables and other liabilities. The Corporation had a foreign exchange loss of $0.1 million for the three months ended June 30, 2005, compared to a foreign exchange gain of $1.1 million in the three months ended June 30, 2004. The corporate investments in US dollar securities contributed to the foreign exchange gain in the second quarter of 2004, due to the strengthening of the US dollar. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income Taxes

In the fourth quarter of 2004, management determined that an increase in the valuation allowance for the future income tax assets was appropriate as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation. In the second quarter of 2005, income tax expense was $116,000 compared to $6,000 in the second quarter of 2004. The income tax expense in the current period primarily reflects the recording of federal capital tax.

Backlog

Backlog at the end of the second quarter of 2005 stood at $37.4 million, the majority of which will be delivered in 2005, up from $31.2 million at the end of the second quarter of 2004 and from $10.4 million at the end of the first quarter of 2005. SR Telecom’s backlog has decreased over the prior periods in that it previously reflected large turnkey operations that would be recognized over long-term periods. The Corporation’s current backlog is now comprised of many short-term orders that turn over more quickly than in the past and only includes purchase orders received for committed deliveries.

Telecommunication Service Provider Business Segment

(in 000’s)	2005		2004				2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	4,719	5,134	4,278	4,660	5,039	4,607	3,613	3,247
Operating expenses	5,979	4,784	4,398	4,646	4,760	4,866	5,991	5,753
Operating (loss) earnings	(1,260)	350	(120)	14	279	(259)	(2,378)	(2,506)
Net (loss) income	(2,243)	(879)	(6,758)	1,494	(1,966)	(1,779)	(1,999)	(3,905)
Basic and diluted, net (loss) income per share	(0.13)	(0.05)	(0.38)	0.08	(0.11)	(0.13)	(0.19)	(0.54)

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is focused on reducing costs and increasing revenues with the objective of maximizing operating cash flow. SR Telecom believes that increased revenue from the installation of more lines using the angel inventory and the access charge increases has contributed to this objective.

Revenue

CTR experienced a decrease in revenue to $4.7 million for the three months ended June 30, 2005, from $5.0 million for the three months ended June 30, 2004. Net revenues in Chilean peso terms was 2,212 million pesos for the second quarter of 2005 and 2,339 million pesos for the second quarter of 2004, a decrease of 127 million pesos or 5%. Net revenues depend in part on the mix of access charges paid to other service providers by CTR. The decrease is attributable to lower traffic than anticipated due to poor weather conditions in comparison to the same period in 2004, and an unfavorable mix of access charges relating to higher cost prepaid and

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
7

long-distance traffic. In peso terms, revenues are expected to increase in the third quarter of 2005 due to the rollout of the Corporation’s new urban initiative, the recognition of long-distance revenue through the incorporation of Mistral S.A. and an application of the increased tariffs to the company’s satellite network.

Operating Expenses

Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance, and professional service fees and expenses. Operating expenses increased in Canadian dollars to $6.0 million for the three months ended June 30, 2005 from $4.8 million for the three months ended June 30, 2004. In Chilean peso terms, operating expenses increased to 2,575 million pesos for the current quarter, from 2,103 million pesos for the same quarter of the prior year. The reason for the increase is primarily due to professional and legal fees incurred in the approximate amount of $1.0 million relating to the renegotiation of the CTR loans for an extended period of 3 years. CTR will continue to manage their operating expenses while focusing on revenue growth. In peso terms, operating expenses are expected to increase in comparison to the second quarter of 2005 assuming the continued expansion of the urban wireless telecommunications services in Chile.

Interest Expense

Interest expense remained relatively stable at $0.7 million for the three months ended June 30, 2005 and 2004. The Corporation expects that interest expense will increase in the third quarter of 2005 as a result of the increased rate applied for extending the maturity on the US debt until May 17, 2008.

Foreign Exchange

The foreign exchange loss of $0.2 million for the three months ended June 30, 2005 compared to the foreign exchange loss of $1.5 million for the three months ended June 30, 2004, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

Wireless Telecommunications Products Business Segment

Six months ended June 30, 2005 versus six months ended June 30, 2004

A summary of the results of operations expressed as a percentage of revenue for the six months ended June 30, 2005 and 2004 follows:

	Percent of Revenue
	2005	2004
Revenue	100%	100%
Cost of revenue	77%	61%
Gross profit	23%	39%
Agent commissions	3%	5%
Selling, general and administrative expenses	76%	48%
Research and development expenses, net	25%	28%
Restructuring, asset impairment and other charges	64%	24%
Total operating expenses	168%	105%
Operating loss	(145%)	(66%)
Interest expense, net	(13%)	(4%)
(Loss) gain on foreign exchange	(1%)	1%
Income tax expense	(1%)	-
Net loss	(160%)	(69%)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows for the six months ended June 30, 2005 and 2004:

	Revenue (in thousands)		Percent of Wireless Revenue
	2005	2004	2005	2004
Europe, Middle East and Africa	10,523	25,171	41%	47%
Asia	5,038	17,347	20%	33%
Latin America	8,380	6,651	32%	13%
Other	1,791	3,990	7%	7%
	25,732	53,159	100%	100%

Revenue in Europe, Middle East and Africa in dollar terms and percentage terms decreased in the six months ended June 30, 2005 to $10.5 million or 41% from $25.2 million or 47% in the six months ended June 30, 2004. A large part of this decrease relates to equipment sales to Czech Republic, Africa and Spain in the first half of 2004, which were not replicated in the first half of 2005. Revenue also decreased in Asia in dollar terms from $17.3 million to $5.0 million and decreased in percentage terms from 33% to 20% for the six months ended June 30, 2005 compared to the same period of the previous year. The decrease in revenue in Asia is largely attributable to larger sales in Thailand in 2004 relating to the SR500 deployment on the Telephone Organization of Thailand (TOT) project. Revenue in Latin America as a percentage of wireless revenue increased substantially from 13% in the first half of 2004 to 32% in the first half of 2005 primarily due to the realization of the first phase of a turnkey project in Mexico with Telmex.

Revenue from customers that comprised more than 10% of wireless revenue for the six months ended June 30, 2005 is as follows:

		Revenue (in thousands)	Percent of Wireless Revenue
		2005	2005
Telefonos de Mexico, S.A. de C.V	Mexico	$5,038	19%
Siemens S.A.	Spain	$3,802	15%
Total		$8,840	34%

Revenue from customers that comprised more than 10% of wireless revenue for the six months ended June 30, 2004 is as follows:

		Revenue (in thousands)	Percent of Wireless Revenue
		2004	2004
Rural Telephone Services
Company Limited	Thailand	$6,283	12%

Revenue

For the six months ended June 30, 2005, equipment revenue decreased to $19.4 million compared to $42.7 million for the six months ended June 30, 2004. The decrease in revenue in the first half of 2005 compared to the first half of 2004 is primarily a result of longer delays than anticipated in finalizing the credit facility, as well as the effects of reduced supplier credit and production slow-down in the first 5 months of the year, including timing issues related to the delivery of equipment and an overall decrease in sales volumes. Service revenue decreased by $4.2 million in the first half of 2005 to $6.3 million from $10.5 million in the first half of 2004. This was the result of service revenue realized on projects in their final stages in 2004, in particular the long-term projects in Asia and Africa, which were not replicated in 2005. Also, during the first half of 2005, there were delays in securing purchase orders under large frame contracts that the Corporation has in place with its’ longstanding customers.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Gross Profit

Gross profit as a percentage of revenue decreased to 23% or $6.0 million for the six months ended June 30, 2005 from 39% or $20.9 million for the six months ended June 30, 2004. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit in dollar terms and percentage terms decreased to $3.3 million or 17% in the first six months of 2005 from $16.1 million or 38% in the first six months of 2004. The decrease in gross profit percentage is due to an increase in under-absorbed overhead costs due to abnormally low production levels and delays associated with the restarting of the Corporation’s supply chain, and variations in sales mix with increased lower margin product sales. Services gross profit as a percentage decreased to 42% in the first half of 2005 from 46% in the first half of 2004, largely attributable to the low margin realized on a service contract.

Agent Commissions

Agent commissions as a percentage of revenue decreased to 3% or $0.9 million in the six months ended June 30, 2005 from 5% or $2.7 million in the six months ended June 30, 2004. Commissions in 2004 primarily related to equipment sales to major carriers in Asia and Spain.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased to $19.4 million for the six months ended June 30, 2005 compared to $25.3 million for the same period in 2004. This was primarily due to the effects of the restructuring that was implemented in 2004, including the temporary lay-off of employees in the first quarter of 2005. The Corporation continues to adopt and promote a cost efficient strategy in order to minimize costs to align with the current level of business activity. The SG&A expense to revenue ratio increased to 76% in the first half of 2005 compared to 48% in the first half of 2004 due to a lower revenue base.

Research and Development Expenses

Research and development expenses on a comparable basis decreased significantly by $8.3 million to $6.5 million for the six months ended June 30, 2005 from $14.8 million for the six months ended June 30, 2004. The decrease is primarily due to the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond, Washington facility in the second and third quarters of 2004. The Corporation continues to adopt and promote a cost efficient strategy in order to minimize costs to align with the current level of business activity.

Restructuring, Asset Impairment and Other Charges

During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory, in the amount of $19.8 million offset by an inventory provision of $3.3 million, comprised mostly of raw materials and repair stock, was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada and in France.

On April 30, 2004, SR Telecom began a streamlining and restructuring initiative to significantly reduce its cost base in line with revenue levels. In the second quarter of 2004, restructuring charges of $12.7 million were accrued in the statement of operations. These charges were predominantly comprised of severance and termination benefits, lease charges and the write off of specific inventory and other assets. With the closure of the Corporation’s Redmond facility as well as the elimination of the research facility in France, R&D activities have been concentrated in Montreal and the focus on SR Telecom’s operations in France will be sales, customer support and projects. In total, 86 employees were terminated.

Management also decided at that time that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write off of certain inventory of $1.1 million in the second quarter of 2004. The Corporation also recorded the write off of deferred charges of $0.3 million during the same quarter.

Interest Expense

Interest expense was $3.2 million for the six months ended June 30, 2005 compared to $2.3 million for the six months ended June 30, 2004. The interest expense in the wireless segment predominantly relates to the interest charges on SR Telecom’s senior unsecured debentures of $71.0 million, bearing interest at 8.15%. The Corporation has also incurred additional interest costs of approximately $140,000 in the second quarter of 2005 relating to the new credit facility that is currently in place. The interest expense in the first half of 2004 is offset by interest income generated from investments made with the proceeds of the public offering and private placement in February 2004.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Foreign Exchange

SR Telecom’s trade accounts receivable are primarily denominated in US dollars. The Corporation also has US dollar payables and other liabilities. The Corporation had a foreign exchange loss of $0.3 million for the six months ended June 30, 2005, compared to a foreign exchange gain of $0.7 million in the six months ended June 30, 2004. The corporate investments in US dollar securities contributed to the foreign exchange gain in the first half of 2004, due to the strengthening of the US dollar. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income Taxes

During the fourth quarter of 2004, management determined that an increase in the valuation allowance for the future income tax assets was appropriate as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation. For the six months ended June 30, 2005, income tax expense was $256,000 compared to $298,000 for the six months ended June 30, 2004. The income tax expense primarily reflects the recording of federal capital tax.

Telecommunication Service Provider Business Segment

Revenue

CTR experienced an increase in revenue to $9.8 million for the six months ended June 30, 2005, from $9.6 million for the six months ended June 30, 2004. Net revenues in Chilean peso terms was 4,620 million pesos for the first half of 2005 and 4,415 million pesos for the first half of 2004, an increase of 205 million pesos or 5%. Net revenues depend in part on the mix of access charges paid to other service providers by CTR. The increase is attributable to the new access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004 as well as the roll out of the new urban initiative.

Operating Expenses

Operating expenses increased in Canadian dollars to $10.8 million or 4,735 million pesos for the six months ended June 30, 2005 from $9.6 million or 4,157 million pesos for the six months ended June 30, 2004. The reason for the increase is primarily due to professional and legal fees incurred in the second quarter of 2005 in the approximate amount of $1.0 million relating to the renegotiation of the CTR loans for an extended period of 3 years. The increase is also due to the expansion of the urban wireless telecommunications services in several cities in Chile (“urban initiative”).

Interest Expense

Interest expense for the six months ended June 30, 2005, has decreased slightly to $1.4 million from $1.5 million for the same period in 2004.

Foreign Exchange

The foreign exchange loss of $0.7 million for the six months ended June 30, 2005 compared to the foreign exchange loss of $2.2 million for the six months ended June 30, 2004, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

Consolidated Liquidity and Capital Resources

Cash and Cash Equivalents

The consolidated cash including short-term and long-term restricted cash, increased to $7.7 million at June 30, 2005, compared to $6.4 million at December 31, 2004. On May 19, 2005, an agreement was reached with the debenture holders to provide up to $50.0 million (US$39.6 million) by way of a five-year secured credit facility. An amount of up to $20.0 million (US$15.85 million) was made available to the Corporation upon closing of the Agreement, of which $12.1 million (US$9.85 million) was drawn at June 30, 2005. The remainder of the facility will be provided over the next three quarters, subject to approval of budgets and financial covenants when finalized with the lenders. Further, the Corporation and the debenture holders have also agreed to exchange $71.0 million of the outstanding 8.15% debentures and approximately $3.5 million of accrued interest into new 10% Convertible Redeemable Secured Debentures due October 15, 2011, convertible into common shares at a conversion price of $0.21 per common share. Following the debenture exchange, the Corporation intends to file a preliminary prospectus relating to a rights offering to existing shareholders to subscribe for new common shares, subject to market conditions.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Pursuant to the refinancing arrangements in place in relation to the credit facility, the debenture exchange and the potential rights offering, SR Telecom should have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months. There can, however, be no assurance that such plans as described above will result in sufficient funds.

Accounts Receivable

The trade receivables decrease of $17.5 million during the current period to $35.6 million at June 30, 2005 from $53.1 million at December 31, 2004, results substantially from the collection of outstanding receivables in Spain as well as a decline in sales volume during the quarter.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom’s right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

On April 27, 2004, MCI’s Bankruptcy Plan was made effective. The court approved date for filing of objections is six months from the effective date of the Plan which means that MCI had until October 2004 to object to any claims filed. On October 15, 2004, MCI objected to the claim. SR Telecom filed a notice of objection and is pursuing its claim with MCI. The parties have entered the discovery process. Concurrently, SR Telecom continues to be in discussions with Teleco de Haiti to accelerate the collection outside of the court process. SR Telecom has a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

Inventory

The inventory balance decreased by $17.7 million to $41.8 million at June 30, 2005, from $59.5 million at December 31, 2004. During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory, in the amount of $19.8 million offset by an inventory provision of $3.3 million, comprised mostly of raw materials and repair stock, was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada and in France.

Investment Tax Credits

Investment tax credits are created from eligible research and development expenditures. To use the recorded investment tax credits of $13.1 million at June 30, 2005, future taxable income from operations or tax planning strategies of approximately $42.0 million is required. Investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have an average remaining life of 5 to 9 years.

Restricted Cash

Both the long-term and short-term portions of restricted cash relate primarily to portion of interest and principal on the US notes payable, performance and bid bonds that support the Corporation’s contracting activities and US dollar letters of credit that are pledged against the US operating lease.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Intangible Assets

The intangible assets included on the balance sheet relate to the angel and airstar technology obtained through the Netro acquisition in September of 2003. A value was derived to reflect the future use of this technology. The Corporation is amortizing the intangible assets over their estimated useful lives, which is 5 years for the airstar technology and 7 years for the angel technology.

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR’s property, plant and equipment additions were $0.9 million for the six months ended June 30, 2005, compared to $1.3 million for the six months ended June 30, 2004. These expenditures relate principally to existing network upgrades and enhancements. Wireless Products additions were $0.2 million in the first half of 2005 compared to $1.1 million in the first half of 2004, which relate to ongoing capital requirements. SR Telecom presently has no material commitments for capital expenditures other than further expansion of the Chile urban network, which is estimated at approximately $4.0 million.

Other Assets

Other assets increased by $4.2 million to $5.2 million as at June 30, 2005 from $1.0 million as at December 31, 2004. The increase in the Wireless business segment is largely attributable to the deferral of professional fees in the amount of $2.8 million relating to the establishment of the credit facility and the debenture exchange, as well as $1.8 million of financial costs, comprised of broker, dealer and agent fees and a 2% commitment fee, incurred in relation to the Credit Agreement. The Corporation has recorded amortization of the deferred costs related to the credit facility over the term of the Agreement, beginning in June 2005.

Accounts Payable and Accrued Liabilities

Trade accounts payable and accrued liabilities decreased to $51.9 million at June 30, 2005, from $55.7 million at December 31, 2004. The amount of trade payables is higher than normal in relation to SR Telecom’s current level of operations. However, the Corporation currently has in place payment schedules with the majority of its vendors to reduce trade payables within a year.

Long-Term Debt and Shareholders’ Equity

(in 000’s)	June 30, 2005	December 31, 2004
Long-term liability	1,840	1,810
Lease liability	7,606	8,620
Revolving credit facility	12,153	-
Unsecured debentures	74,987	71,000
Long-term project financing	36,174	35,585
Shareholders’ equity	8,336	52,640

Long-Term Liability

As at June 30, 2005, the long-term liability was $1.8 million (US$1.5 million), which reflects the fair value of the indemnification provided to the former directors and officers of Netro Corporation as part of the purchase agreement. The change in the long-term liability reflects the effects of foreign exchange.

Lease Liability

The lease liability decreased to $7.6 million at June 30, 2005, from $8.6 million at December 31, 2004. The liability, composed of a long-term portion of $1.2 million and a short-term portion of $6.4 million, arose on the assumption of Netro’s operating lease for its San Jose, California office, which is vacant. The lease obligation was recorded at its fair market value, determined by the present value of future lease payments. The decrease in the liability during the first quarter of 2005 relates to the monthly payments under the operating lease. There were no lease payments made in the second quarter of 2005. The Corporation has received a letter from the lawyers of the North San Jose Interests (the landlord), for non-payment of the lease and additional rent.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revolving Credit Facility

On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of approximately $50.0 million (US$39.6 million) with a syndicate of lenders (8.15% debenture holders) and BNY Trust Company of Canada as administrative and collateral agent. The credit facility is revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured, by a first priority lien on all of existing and after-acquired assets of the Corporation. The first tranche of $20.0 million (US$15.85 million) was available immediately and as at June 30, 2005, $12.1 million (US$9.85 million) has been drawn down. The remainder of the credit facility becomes available to the Corporation, subject to approved budgets or covenant compliance. The interest on the credit facility is comprised of the cash portion, which is the greater of 6.5% and three-month US Dollar LIBOR rate plus 3.85% and additional interest paid in cash or in kind, which is the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%. In addition to the above, the financial terms of the credit facility include the following: a 2% commitment fee based on the facility as they become available and a payout fee of either, at the option of the lenders, 5% of the US$39.6 million maximum loan or 2% of distributable value, as defined in the Credit Agreement (which approximates the market capitalization of the Corporation), at maturity, payable by issuing debt or equity. As at June 30, 2005, $75,000 of interest paid in kind was accrued.

Long-Term Debt

SR Telecom’s debentures at June 30, 2005 are unsecured and bear interest at 8.15%, payable semi-annually, and were originally due on April 22, 2005 and which have been extended to August 31, 2005. The Corporation and the debenture holders entered into an agreement to exchange $71.0 million of the outstanding principal amount of the debentures and accrued interest of approximately $3.5 million into new 10% Convertible Redeemable Secured Debentures, due October 15, 2011. The exchange offer is subject to terms and conditions set forth in a private offering memorandum sent to the debenture holders in July 2005. The Corporation has entered into lock-up agreements with holders of approximately $67.0 million in principal amount or approximately 95% of the outstanding 8.15% debentures. The debenture exchange is expected to close on August 22, 2005. The new 10% convertible debentures will be convertible into common shares at a rate of approximately $0.21 per common share. It is contemplated that $10.0 million of the 8.15% debentures will be converted into approximately 46,939,218 common shares, pursuant to the debenture exchange, which would represent approximately 73% of the then issued and outstanding common shares of the Corporation at such date. The interest on the new convertible debentures is payable in cash or in kind by the issuance of additional convertible debentures, at the option of the Corporation. The convertible debentures are secured by a second lien on all of the assets of SR Telecom, ranking pari passu with the lenders of CTR, limited in amount to US$12.0 million, and are subordinate to the security of the credit facility.

In accordance with Canadian GAAP, the 10% convertible debentures issued in exchange for the 8.15% debentures will be accounted for in accordance with their substance and will be presented in their component parts of debt and equity, measured at their respective fair values. The debt component will be measured at the issue date as the present value of the cash payments of interest and principal due under the terms of the debentures discounted at a rate of interest, which approximates a similar non-convertible financial instrument with comparable terms and risk. The difference between the fair value and the face value of the debentures will be allocated to equity. The debt component will be accreted to its face value through a charge to earnings over its term.

The long-term project financing relates to outstanding notes with Export Development Canada (“EDC”) and the Inter-American Development Bank (“IADB”) that are obligations of CTR. As of June 30, 2005, a principal amount of US$29.5 million was outstanding. During the second quarter of 2005, SR Telecom and the CTR lenders re-negotiated and agreed on the maturity and payment terms of the loan, to extend the maturity to May 17, 2008. The interest rate is at LIBOR plus 4.5%, increased by 1% per year, payable in kind. The lenders would have full recourse against SR Telecom for the complete amount of the loans, if performance, financial performance and financial position covenants were not met. The Corporation continues to guarantee the performance of the obligations of CTR to the lenders up to an amount of US$12.0 million. This guarantee is secured against all assets of SR Telecom and ranks pari passu with the convertible debentures and subordinate to the security for the credit facility. As part of the agreement, the guarantee may be reduced over time to the extent that SR Telecom makes payments to the CTR lenders on account of principal. In addition, the CTR lenders have agreed not to exercise or enforce any remedies they may have against SR Telecom until May 17, 2008 or such earlier date as there may be a default by SR Telecom under its new Credit Agreement or upon an insolvency or bankruptcy of the Corporation. SR Telecom has agreed to provide certain management, technical, inventory and other support to CTR.

Counterparts for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Shareholder’s Equity

(in 000’s)	June 30, 2005	December 31, 2004
Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series 17,610,132 common shares (17,610,132 common shares in 2004)	219,653	219,653
3,924,406 warrants (3,924,406 warrants in 2004)	13,029	13,029
Contributed surplus	658	519

As at June 30, 2005, the Corporation’s outstanding number of stock options was 394,200 of which 217,770 stock options are exercisable.

For the six months ended June 30, 2005, compensation expense of $139,000 was included in operating expense in the consolidated statement of earnings.

During the second quarter of 2005, the Corporation and the debenture holders have entered into an agreement to exchange $71.0 million of the outstanding principal amount of the debentures and accrued interest of approximately $3.5 million into new 10% Convertible Redeemable Secured Debentures, due October 15, 2011, as described above in the long-term debt section. The debenture exchange is expected to close on August 22, 2005. The new 10% convertible debentures will be convertible into common shares at a rate of approximately $0.21 per common share. It is contemplated that $10.0 million of the 8.15% debentures will be converted into approximately 46,939,218 common shares, representing approximately 73% of the issued and outstanding common shares of the Corporation.

Following the closing of the debenture exchange, the Corporation intends, subject to market conditions, to file a prospectus relating to a rights offering to its existing shareholders, to subscribe for new common shares at a price to be determined, but no less than a 20% premium to the conversion price of approximately $0.21 per common share of the 10% convertible debentures. The money raised from the rights offering will be used by the Corporation primarily for working capital and general corporate purposes, as well as a portion used for a pro-rata redemption of the new convertible debentures and the CTR loans at 95% of their face value.

Off-Balance Sheet Arrangements

The Corporation has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation’s products. In the Corporation’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the former directors and officers of Netro, for a period of six years, and to obtain directors and officers insurance in this regard for a period of three years.

Related Party Transactions

SR Telecom has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies. The affiliated companies have provided primarily professional services to the Corporation.

In July 2001, the Corporation issued 8,000 common shares to senior officers. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum. The loan, including the interest, from the senior officers was forgiven by the Corporation in the second quarter of 2005.

Cash Flows

For the three months ended June 30, 2005, cash flows used in operations totaled $8.2 million as compared to cash flows used in operation of $11.6 million for the three months ended June 30, 2004. For the six months ended June 30, 2005, cash flows used in operations totaled $4.3 million as compared to $27.2 million cash flows used in operations for the six months ended June 30, 2004. This is primarily the result of lower revenues recognized by the Corporation, and an overall decrease in non-cash working capital items, in particular the decrease in accounts receivable.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

For the three months ended June 30, 2005, cash flows from financing activities totaled $12.4 million as compared to an outflow of $9.0 million for the three months ended June 30, 2004. The cash inflow in the current quarter reflects the draw down on the credit facility. For the six months ended June 30, 2005, cash flows from financing activities totaled $11.1 million as compared to an inflow of $35.6 million, which reflects the net proceeds from the issue of shares and warrants in the first quarter of 2004 offset by repayment of debt.

For the three months ended June 30, 2005, cash flows used in investing activities totaled $4.4 million as compared to an inflow of $22.7 million for the three months ended June 30, 2004. The Corporation sold short-term investments of $23.7 million to fund operations during the second quarter of 2004. For the six months ended June 30, 2005, cash flows used in investing activities totaled $6.2 million as compared to an outflow of $6.3 million for the six months ended June 30, 2004.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783